EXHIBIT 21

SUBSIDIARIES OF RAYONIER INC.

As of 12/31/2010

Name of Subsidiary	State/Country of Incorporation/Organization

Rayonier Operating Company, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Rayonier Forest Resources, L.P.	Delaware
TerraPointe LLC	Delaware
Rayonier Performance Fibers, LLC	Delaware
Rayonier Canterbury, LLC	Delaware